                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ____________)1

                                HAYES CORPORATION
                   -------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                      --------------------------------------
                         (Title of Class of Securities)

                                   420762 10 6
                          ------------------------------
                                 (CUSIP Number)

                                 James A. Jones
                           5854 Peachtree Corners East
                             Norcross, Georgia 30092
                                 (770) 840-9200

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 30, 1997
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]




                               [Page 1 of 6 Pages]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO.         420762 10 6                                  Page 2 of 6 Pages


                  --------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Dennis C. Hayes

                  --------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [  ]
                                                     (b)  [x ]

                  --------------------------------------------------------------
         3.       SEC USE ONLY

                  --------------------------------------------------------------
         4.       SOURCE OF FUNDS

                                       SC

                  --------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e). [ ]

                  --------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Florida, U.S.A.

                  --------------------------------------------------------------
NUMBER OF                  7.      SOLE VOTING POWER
SHARES                             23,103,566
BENEFICIALLY
OWNED BY          --------------------------------------------------------------
EACH                       8.      SHARED VOTING POWER
REPORTING                                  0
PERSON WITH
                  --------------------------------------------------------------
                           9.      SOLE DISPOSITIVE POWER
                                   23,103,566

                  --------------------------------------------------------------
                           10.     SHARED DISPOSITIVE POWER

                                           0

                  --------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON 23,103,566

                  --------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*

                                                              Page 3 of 6 Pages

                  --------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  39.5%

                  --------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON*

                  IN

                  --------------------------------------------------------------
                  *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                              Page 4 of 6 Pages

         Item 1.           (a)      Name of Issuer:  Hayes Corporation

                           (b)      Address of Issuer's Principal Executive Offices:
                                    5854 Peachtree Corners East
                                    Norcross, Georgia 30092

         Item 2.           (a)      Name of Person Filing:  Dennis C. Hayes

                           (b)      Address of Principal Business Office:
                                    5854 Peachtree Corners East
                                    Norcross, Georgia 30092

                           (c)      The filing person is the Chairman of Hayes
                                    Corporation.

                           (d) The person filing has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                           (e) The person filing has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f)      Florida, U.S.A.

         Item 3.           Source and Amount of Funds or Other Consideration:

                           The consideration was the exchange of common stock of Hayes Microcomputer Products, Inc. ("HMP") for common stock of the Issuer.

         Item 4.           Purpose of Transaction:

                           The purpose of the transaction was to effect the merger of HMP with a wholly-owned subsidiary of the Issuer on December 30, 1997. As a result of the merger, HMP became a wholly-owned subsidiary of the Issuer and the former shareholders of HMP, which include Mr. Hayes, now own 79% of the outstanding equity securities of the Issuer, other than options and the Issuer's 6% Convertible Stock and any shares of common stock issued or issuable upon conversion thereof. At the Effective Time of the merger (a) the Issuer became obligated to issue (i) 23,106,433 shares of the Issuer's common stock for 4,991,750 shares of HMP common stock, (ii) 22,681,729 shares of the Issuer's common stock for 4,900,000 shares of HMP
                           Series A Preferred Stock, and (iii) 1,217,930 shares of the Issuer's Series A Preferred Stock for 263,113 shares of HMP Series B Preferred Stock; (b) the
                           Issuer amended its Certificate of Incorporation to
                           (i) change its name to Hayes Corporation, (ii) increase the number of authorized shares of capital stock and (iii) create the Issuer's Series A
                           Preferred Stock; (c) the Board of Directors of the
                           Company was increased to seven members, five of whom were designated by the HMP

                                                              Page 5 of 6 Pages


                           shareholders; and (d) the obligations of HMP under the HMP option plan were assumed by the Issuer.

         Item 5.           Interests in Securities of the Issuer

                           (a)      Amount Beneficially Owned:                  23,103,566

                           (b)      Percent of Class:                           39.5%

                           (c)      Number of shares as to which such person has:

                                    (i)     sole power to vote or to direct the vote          23,103,566
                                    (ii)    shared power to vote or to direct the vote                 0
                                    (iii)   sole power to dispose or to direct the
                                            disposition of                                    23,103,566
                                    (iv)    shared power to dispose or to direct the
                                            disposition of                                             0

                           The amount beneficially owned does not include common stock issuable by the
                           Issuer pursuant to the exercise of a warrant owned by Mina Hayes for which Mr.
                           Hayes disclaims beneficially ownership.

         Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to
                           Securities of the Issuer.

                           On July 29, 1997, Dennis C. Hayes, the shareholders of HMP, Ronald A. Howard and the Issuer entered into a shareholders' agreement whereby such parties shall control the election of the Issuer's directors and shall control other matters requiring the approval of the Issuer's stockholders.

         Item 7.           Material to be Filed as Exhibits.

                           (a)      Agreement and Plan of Reorganization by and between HMP and the
                                    Issuer dated July 29, 1997 (filed as Exhibit 10.1 to the Issuer's
                                    Form 8-K filed August 7, 1997, and incorporated herein by
                                    reference), as amended by First Amendment thereto dated as of
                                    November 7, 1997 (filed as Exhibit 2.2 to the Issuer's Form 8-K filed
                                    January 9, 1998, and incorporated herein by reference), and by
                                    Second Amendment thereto dated as of November 21, 1997 (filed as
                                    Exhibit 2.3 to the Issuer's Form 8-K filed January 9, 1998, and incorporated herein by reference).

                           (b)      Shareholders' Agreement dated July 29, 1997 by and among Dennis
                                    C. Hayes, the shareholders of HMP, Ronald A. Howard and the
                                    Issuer.

                                                               Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 15, 1997                               /s/ Dennis C. Hayes
                                                     -------------------
                                                     Dennis C. Hayes